10 S. Riverside Plaza, Suite 1100 Chicago, Illinois 60606	(312) 798-6000 tel (312) 466-0185 fax www.trz.com
September 19, 2005
VIA EDGAR AND FACSIMILE
Robert F. Telewicz, Jr.
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trizec Properties, Inc. Item 4.02 Form 8-K Filed August 4, 2005 File No. 001-16765
Dear Mr. Telewicz:
     Set forth below are the responses of Trizec Properties, Inc. (the “Company”) to the staff’s comment letter, dated August 30, 2005 (the “Comment Letter”), relating to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2005. For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.
Form 8-K
     1. We have considered your response to our prior comment 1. We are still unsure how you have determined that your internal controls were operating effectively as of the dates noted in light of your restatement. Explain to us how you considered Paragraphs 140 and E94 through E100 of PCAOB AS#2 in making your decision.
     As part of its decision to restate its financial statements and in evaluating its internal controls, the Company carefully considered the impact of Paragraphs 140 and E94 through E100 of PCAOB AS#2. Specifically, the Company was aware of and carefully considered the Public Company Accounting Oversight Board’s (the “Board”) position that a restatement of previously issued financial statements to reflect the correction of a misstatement is a strong indicator that a material weakness in internal control over financial reporting exists, as discussed in paragraphs 140 and E94 through E100 of the Board’s Auditing Standard #2.

Robert F. Telewicz, Jr.
September 19, 2005

     Simultaneously, the Company was mindful that such “strong indicator” does not necessarily mean that there exists an irrefutable presumption that a material weakness exists as a result of the restatements. In fact, the Board states that the strong indicator “allows the auditor to factor extenuating or unique circumstances into the evaluation and possibly to conclude that the situation does not represent a material weakness, rather, only a significant deficiency.” (Paragraph E97 of PCAOB AS#2). The Office of Chief Accountant of the Division of Corporation of Finance of the SEC, in its May 16, 2005 “Staff Statement on Management’s Report on Internal Control Over Financial Reporting,” further supported this proposition when it stated that:
“Neither Section 404 nor the Commission’s implementing rules require that a material weakness in internal control over financial reporting must be found to exist in every case of restatement resulting from an error. Rather, both management and the external auditor should use their judgment in assessing the reasons why a restatement was necessary and whether the need for restatement resulted from a material weakness in controls. Such an evaluation should be based on all the facts and circumstances, including the probability of occurrence in light of the assessed effectiveness of the company’s internal control, keeping in mind that internal control over financial reporting is defined at the level of “reasonable assurance.”
     The Company examined the effectiveness of the design and operation of its internal controls, its policies and procedures surrounding the preparation of its financial statements (and, more specifically, its statement of cash flows), and whether the restatements were the result of a material weakness in its internal controls, in light of this guidance. As part of its examination, the Company considered the nature of and reason for the error, the reason for the restatements, and the probability of re-occurrence of the error in light of its existing internal controls. Further, the Company’s re-assessment involved the consideration of all relevant facts and circumstances with the understanding that its internal controls are not designed to prevent all errors but rather to provide a “reasonable assurance” regarding the reliability of financial reporting and the preparation of financial statements.
     Based on its examination and re-assessment of the design and operation of its internal controls, the Company concluded that the restatements were not the result of a material weakness in internal controls over financial reporting and that its internal controls were operating effectively. In reaching this conclusion, the Company considered the following factors:
•	The Company performed all of its procedures and adhered to all its policies in preparing its financial statements, including the following:

Robert F. Telewicz, Jr.
September 19, 2005

o	Controls surrounding the accuracy of financial statement amounts and disclosures, including the completion and review of numerous reports and schedules supporting the financial statement amounts and disclosures.

o	Controls surrounding presentation and disclosure, such as completing checklists to ensure financial statement filings contain all required disclosures and are prepared in accordance with generally accepted accounting principles (GAAP).

o	Controls surrounding the completeness of financial statement disclosures, such as various quarterly inquiries and correspondence with corporate and regional employees within different functions of the Company.
•	The Company maintains a GAAP policy manual that is updated quarterly. The Company subscribes to several sources to maintain its accounting and financial reporting expertise. The Company fully supports and requires the individuals responsible for the preparation and review of its financial statements to attend accounting and reporting training.

•	The Company constantly applies GAAP in all aspects of compiling, summarizing and preparing its financial statements and related notes. For example, compiling, consolidating and reporting the change in escrows and restricted cash in the statement of cash flows alone requires the application of GAAP up to ten (10) different times. As a result, each financial statement preparation cycle involves a significant number of instances where the Company must use its judgment in applying GAAP. However, the Company believes that the error that caused the restatements was only one instance of a misapplication of GAAP that occurred over three quarters.

•	In its effort to comply with Section 404 of the Sarbanes-Oxley Act and the related implementing rules adopted by the SEC, the Company tested during 2004 the effectiveness of its internal controls over financial reporting by performing tests over all aspects of the financial statement preparation process. No exceptions were noted in tests involving examination of the controls and procedures to determine whether all financial information is processed accurately and timely and in accordance with GAAP in the financial statement preparation process.

•	Based on its testing and review of the internal controls, the error was not the result of a pervasive or systemic breakdown in its internal controls and

Robert F. Telewicz, Jr.
September 19, 2005

procedures related to the preparation and review of its financial statements. In fact, the financial reporting internal controls and procedures were effective in properly identifying the activity in escrowed cash associated with its property acquisition and disposition activities and all cash (including such escrowed cash) activities were properly recorded in the books and records of the Company. Instead, the error was the result of human error in classifying between cash flows from operating and investing activities related to activity in certain escrows and restricted cash that were utilized in the acquisition and disposition process to create tax efficient transactions.

•	The likelihood of the error recurring in the Company’s existing internal controls and procedures is remote.

•	The audited consolidated balance sheet as of, and the audited consolidated statements of operations, the related per share amounts and consolidated statement of cash flows for, the year ended December 31, 2004, as included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, were correct as previously reported and not affected by the restatements.

•	The restatements had no impact on the Company’s previously reported unaudited consolidated balance sheets as of, or unaudited consolidated statements of operations or the related per share amounts for, the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004, or the previously reported net change in cash and cash equivalents for the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively.
     As noted above, based on this review, the Company concluded that there was not a material weakness in internal control over financial reporting and that its internal controls were operating effectively and would not require any change in the design or operation of its internal controls or related policies and procedures.

Robert F. Telewicz, Jr.
September 19, 2005

     2. We have considered your response to our prior comment 2. We believe it would be more appropriate to amend your first, second and third quarter 2004 Form 10-Q’s to give effect to the restatement noted in your Item 4.02 8-K.
     Upon its decision to restate its financial statements, the Company carefully considered whether to amend its Quarterly Reports for the quarterly periods ended March 31, June 30 and September 30, 2004 to address the restatements. As we discussed with the staff on September 1, 2005 and September 2, 2005, after carefully considering all relevant facts and circumstances, the Company determined that it would be appropriate to restate its first quarter, second quarter and third quarter 2004 financial statements in its Quarterly Reports for the quarterly periods ended March 31 and June 30, 2005 and quarterly period ending September 30, 2005.
     If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at 312-798-6201. Thank you for your assistance.

Sincerely,
/s/ Michael C. Colleran
Michael C. Colleran
Executive Vice President and Chief Financial Officer

cc:	Timothy H. Callahan Ted R. Jadwin